                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                                  __________
                                  SCHEDULE TO
                                (RULE 14D-100)

   TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           CAREY INTERNATIONAL, INC.
                           (Name of Subject Company)


                           ALUWILL ACQUISITION CORP.

                           CAREY INTERNATIONAL, INC.
                                  (Offerors)

                         CHARTWELL INVESTMENTS II LLC
                          LIMOUSINE HOLDINGS, L.L.C.
                             VIP HOLDINGS, L.L.C.
                              FORD MOTOR COMPANY
                           (Affiliates of Offerors)

                           (Name of Filing Persons)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                            ----------------------
                        (Title of Class of Securities)

                                   141750109
               -------------------------------------------------
                     (CUSIP Number of Class of Securities)

                             VINCENT A. WOLFINGTON
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           CAREY INTERNATIONAL, INC.
                    4530 WISCONSIN AVE., N.W., FIFTH FLOOR
                            WASHINGTON, D.C.  20016
                                (202) 895-1200
                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                WITH A COPY TO:

       JAMES E. DAWSON                          RUSSELL W. PARKS, JR.
 NUTTER, MCCLENNEN & FISH, LLP        AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
    ONE INTERNATIONAL PLACE           1333 NEW HAMPSHIRE AVENUE, N.W., SUITE 400
       BOSTON, MA  02110                         WASHINGTON, DC 20036
        (617) 439-2000                          (202) 887-4000

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
          Transaction Valuation                  Amount of Filing Fee
--------------------------------------------------------------------------------
                  N/A                                    N/A
--------------------------------------------------------------------------------

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid:                           Filing Party:
                     ---------------------                   ------------------
Form or Registration No.:                       Date Filed:
                         -----------------                 --------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third-party tender offer subject to Rule 14d-1.
     [_] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:



Carey International, Inc. 4530 Wisconsin Avenue, NW, Washington, DC 20016


                                                                  CAREY
                                                   Worldwide Chauffered Services



Vincent A. Wolfington
Chairman of the Board


                              July 20, 2000



Dear Carey International Employees, Independent Operators & Licensees:

This is a great day in the life of our company. While I want to share with you information about an important announcement we have made, I want to begin by thanking you for what you have done to build the company into the great success it is and will be in the future.

I am attaching a copy of a press release that was released yesterday announcing that the company is teaming up with a financial group (Chartwell Investments) and a strategic investor (Ford Motor Company) to take Carey private by buying all of the common stock which is held by the public. As indicated in the press release, Carey has signed an agreement and plan of merger that contemplates that a joint tender offer will commence within the next two weeks.

We know that many of you will have numerous questions about this news. Unfortunately, the SEC rules that govern us limit what we can say to you and when we can say it. Generally, we will be able to provide you with more information after the tender offer commences and the required filings are made with the SEC. With this in mind, here is some additional information about the transaction:

1. I currently do not anticipate that significant changes will occur as a result of the transaction in either the management or operations of Carey. You should know that several members of management, including myself, will continue to be stockholders in the company after the transaction is concluded. The principal change in the company as a result of the transaction will be the exchange of many public stockholders for a few private stockholders.

2. Neither Chartwell nor Ford will be involved in the day-to-day management of the company. Rather, they will have representatives serving as members of the Board of Directors of the company. Following the completion of the transaction, I will continue to be a director of the company.

3. The transaction will not cause a change in the direction or strategy of the company. We intend to continue to seek growth through our marketing and sales efforts, as well as through acquisitions.

4. To the extent that any of you own stock in the company, you will be entitled, subject to the terms and conditions of the tender offer (which will be publicly announced in the next two weeks), to sell those shares of stock in the tender offer for $18.25 per share just like all the other stockholders. Subject to the company's policies on trading in the company's securities, you are also free to sell your shares of common stock outside the tender offer. To the extent that you hold a stock option in the company, subject to the terms and conditions of the merger agreement (which will be publicly announced in the next few weeks), you will be entitled to receive any "spread" that exists between the option exercise price and the offer price upon the closing of the merger.

We are pleased that Ford and Chartwell are involved with us in the transaction. Chartwell brings financing and additional acquisition expertise that will help us grow. Ford brings sales and marketing opportunities and will support us in future growth. The bottom line for both Chartwell and Ford is the trust we place in you all, and the loyal record of effective service you have provided the company. We are grateful for what you have contributed and we look forward to growing with you and succeeding with you in the years to come.

Neither you nor any other members of the management are authorized to respond to questions or discuss the transaction with people who are outside the company. Consequently, we would appreciate it if you direct questions regarding the transaction to Don Dailey, Devin Murphy, Gary Kessler, Dave Haedicke, or myself. As soon as we are permitted to make more information available to you, we will do so.


                              Sincerely,

                              /s/ Vincent A. Wolfington

                              Vincent A. Wolfington



THIS LETTER IS INTENDED FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF CAREY INTERNATIONAL COMMON STOCK. THE SOLICITATION OF OFFERS TO SELL CAREY INTERNATIONAL'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT WILL BE SENT OUT TO CAREY INTERNATIONAL'S STOCKHOLDERS SHORTLY. STOCKHOLDERS SHOULD READ THOSE MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS OF THE OFFER. THE TENDER OFFER DOCUMENTS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION) WILL ALSO BE AVAILABLE FOR FREE AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV.

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

Carey International, Inc.  4530 Wisconsin Avenue, NW, Washington, DC 20016

CAREY Worldwide Chauffeured Services
Sedans, Limousines, Vans and Minibuses
480 Cities, 75 Countries

PRESS RELEASE

Gary L. Kessler
Vice President - Corporate Development
(202) 895-1200
gkessler@careyint.com

FOR IMMEDIATE RELEASE
---------------------

                    CAREY INTERNATIONAL TO BE ACQUIRED BY AN
              AFFILIATE OF CHARTWELL AND FORD FOR $18.25 PER SHARE

     WASHINGTON, D.C. - JULY 19, 2000 - CAREY INTERNATIONAL, INC. (Nasdaq:CARY), the world's largest chauffeured vehicle services company, announced today that it has entered into a definitive agreement and plan of merger with an entity affiliated with both Chartwell Investments II, LLC, a New York private-equity firm, and Ford Motor Company. The Company's Board of Directors, with a recommendation of a special committee comprised of outside directors, unanimously approved the transaction that provides for the acquisition of all outstanding shares of Carey International stock for $18.25 per share in cash.

     The transaction is structured as a joint tender offer, that will commence within approximately two weeks, followed by a merger. Consummation of the transaction is subject to certain conditions, including the tender of at least
50.1 percent of the Company's outstanding shares and the satisfaction of customary conditions. The Company expects that the transaction will be consummated by the end of August. Of the $300 million in total financing that will be required to fund the transaction, $100 million will be in equity.

     Vincent A. Wolfington, Chairman and CEO of Carey International stated, "We believe that this transaction will be very positive for Carey International and its stockholders. A cornerstone of Carey International's strategy is relationship marketing, and thus, we welcome the opportunity to solidify our longstanding strategic relationship with Ford Motor Company. We also are eager to partner with Chartwell and look forward to benefiting from their experience in developing growth companies."

                                                       Carey International, Inc.
                                                                   July 19, 2000
                                                                          Page 2


     Todd Berman, President of Chartwell, commented, "We are excited about our new business relationship with Carey International's management team and Ford's participation as a minority shareholder. Carey International is a unique franchise - the undisputed leader in chauffeured vehicle services worldwide. The growth of the travel industry, coupled with the company's outstanding reputation for service and its premier reservation system, should enable Carey International to sustain its record of double-digit earnings growth. Chartwell is very enthusiastic about this opportunity."

     Carey International is the world's largest chauffeured vehicle services company. The company provides chauffeured sedan, limousine, van, and minibus service through a worldwide network of owned and operated companies, licensees, and affiliates serving 480 cities in 75 countries.

     This press release is intended for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Carey International common stock. The solicitation of offers to sell Carey International's common stock will only be made pursuant to the offer to purchase and related materials that will be sent out to Carey International's stockholders shortly. Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the offer. The tender offer documents (including the offer to purchase, the related letter of transmittal and all other offer documents to be filed with the Securities and Exchange Commission) will also be available for free at the Commission's Web site at www.sec.gov.

     The information set forth above contains forward-looking statements, which involve risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements. Readers should refer to discussion under "Risk Factors" contained in the Company's Registration Statement on Form S-1 (No. 333-59599) filed with the Securities and Exchange Commission, which is incorporated herein by reference, concerning certain factors which could cause the Company's actual results to differ materially from the results anticipated in the forward-looking statements contained herein.

                                     # # #



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